June 13, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	BioLargo, Inc. Registration Statement on Form S-1 File No. 333-215730

REQUEST FOR ACCELRATION OF EFFECTIVENESS

Dear Mr. Ingram:

We are counsel to BioLargo, Inc., a California corporation (the “Registrant”). Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-215730), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on June 15, 2017, or as soon as practicable thereafter.

We and the Registrant hereby acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 9110 Irvine Center Drive, Irvine, CA 92618

353 W. 48th Street, Suite 340 New York, NY 10036

www.wilsonoskam.com

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent via facsimile to 949-234-6265.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson

Partner

Wilson & Oskam, LLP